Exhibit 1

Press Release	DSM, Corporate Communications
Heerlen (NL), 28 February 2011	email media.relations@dsm.com
www.dsm.com

17E

DSM completes acquisition of Martek; adding new Nutrition growth platform

Royal DSM N.V. (NYSE Euronext: DSM KON), the global Life Sciences and Materials Sciences company, today announces that it has successfully completed the acquisition of Martek Biosciences Corporation. The acquisition, announced on 21 December 2010, is the first major acquisition by DSM after its successful transformation into a Life Sciences and Materials Sciences company.

The acquisition, for a total consideration of about € 790 million (approximately US$ 1,087 million), is fully in line with DSM’s strategy for its Nutrition cluster (“continued value growth”) and adds a new growth platform for healthy and natural food ingredients for infant formula and other food and beverage applications, especially focused on Polyunsaturated Fatty Acids (PUFAs) such as microbial Omega-3 DHA (docosahexaenoic acid) and Omega-6 ARA (arachidonic acid).

The transaction

The acquisition was structured as an all-cash tender offer for all the outstanding shares of Martek common stock, followed by a merger in which each share of Martek common stock not tendered in the offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Martek or their respective subsidiaries, was converted into the same cash per share price paid in the tender offer. Following completion of the merger, Martek became a wholly owned subsidiary of DSM.

Financial Highlights

The acquisition of Martek is expected to be immediately earnings per share accretive for DSM by € 0.15 to € 0.20 on a full year basis. It will contribute to DSM’s progress towards achieving its profitability targets for 2013. It is expected that material synergies will be realized through expanded distribution, marketing and product development as well as other operational efficiencies. In addition, it will accelerate DSM’s revenue growth.

Strategic Rationale

As a result of the acquisition, DSM will have extensive new opportunities in the infant nutrition segment as well as food, beverages and dietary supplements. The acquisition will create a strong platform for DSM to enter the fast growing Omega-3 and Omega-6 market through Martek’s microbial DHA and ARA products. DSM will be able to utilize its global market reach, technology base and application skill capabilities to channel and accelerate the growth of Martek’s product portfolio into other regions, applications and market segments beyond Martek’s existing strong US-based position in infant formula ingredients and growing position in food and beverage and dietary supplement applications worldwide.

There is significant, broad based scientific evidence about the link between health and nutrition. PUFAs have been clinically proven to have a positive impact on human health and Martek is a leader in this field. Martek therefore represents an attractive strategic acquisition for DSM.

As a result of the scale and resources that DSM can bring to the already solid businesses of Martek, DSM instantly will become a leading player in the field of microbial PUFAs with the acquisition. Through this attractive growth segment the company expects to drive compelling financial performance for its shareholders.

DSM will also benefit from Martek’s recent acquisition of Amerifit, an attractive consumer business for branded dietary supplements with very specific health benefits, which it will be able to use as an additional marketing channel for both Martek as well as DSM ingredients.

Furthermore, Martek’s algal and other microbial-based biotechnology platform and its robust biotechnology pipeline which complements DSM’s own portfolio, is expected to deliver new nutritional and non-nutritional (industrial) growth opportunities in for instance biochemicals and biofuels.

Martek is headquartered in Columbia Maryland USA and had annual net sales of US$ 450 million for its fiscal year which ended October 31, 2010. Martek has five principal locations and some 600 employees.

Integration

Planning for the integration of DSM and Martek started when the deal was first announced in December and now a full scale integration of the two businesses will begin. A dedicated integration team consisting of both DSM and Martek representatives will work diligently to assess the best way to combine the two organizations.

The two companies already have a longstanding relationship as DSM supplies Martek with the key base material for its ARA product. DSM has complementary intellectual property to the broad range of patents and intellectual property Martek owns, which will further extend the competitiveness of the combined company’s proprietary products.

Feike Sijbesma, CEO/Chairman of the DSM Managing Board said: “This is an important day for DSM, as we are acquiring an exciting business with a very strong market leading product portfolio in the field of nutrition. This acquisition fully fits with the new DSM, focusing on Life Sciences and Materials Sciences. We are very excited to welcome all employees of Martek to DSM. With the combined strength and track record of DSM and Martek, I strongly believe that we will be able to take this business to the next level.

“Our attention is now fully focused on ensuring a smooth integration of the Martek business in a timely and efficient manner. Throughout this process, business continuity will remain a key priority for us and I am confident that our integration team is well positioned to ensure that it is business as usual for our customers and suppliers. We expect the integration will be made significantly easier by the companies’ familiarity with each other.”

Martek

Martek is a leader in the innovation, development, production and sale of high-value products from microbial sources that promote health and wellness through nutrition. Martek’s technology platform consists of its core expertise, broad experience and proprietary technology in areas such as microbial biology, algal genomics, fermentation and downstream processing. This technology platform has resulted in Martek’s development of a number of products, including the company’s flagship product, life’sDHA™, a sustainable and vegetarian source of algal DHA (docosahexaenoic acid) important for brain, heart and eye health throughout life for use in infant formula, pregnancy and nursing products, foods and beverages, dietary supplements and animal feeds.  Martek also produces life’sARA™ (arachidonic acid), an omega-6 fatty acid, for use in infant formula and follow-on formulas. Martek’s subsidiary, Amerifit Brands, develops, markets and distributes branded consumer health and wellness products and holds leading brand positions in all of its key product categories. Amerifit products are sold in most major mass, club, drug, grocery and specialty stores and include: Culturelle®, a leading probiotic supplement; AZO, the leading OTC brand addressing symptom relief and detection of urinary tract infections; and Estroven®, the leading all-natural nutritional supplement brand addressing the symptoms of menopause.

For more information on Martek Biosciences, visit www.martek.com. For a complete list of life’sDHA™ and life’sARA™ products, visit www.lifesdha.com. For more information about Amerifit Brands, visit http://www.amerifit.com.

DSM — Bright Science. Brighter Living.™

Royal DSM N.V. is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM’s 22,000 employees deliver annual net sales of about € 9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 10 4590275 e-mail investor.relations@dsm.com

Brunswick Group Jennifer Lowney/Justin Dini tel. +1 212 333 3810 e-mail dsm@brunswickgroup.com	Brunswick Group Kate Miller/Jonathan Glass tel. +44 20 7396 3544 e-mail dsm@brunswickgroup.com

Forward-looking statements

This press release may contain forward-looking statements with respect to DSM’s future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law. The English language version of the press release is leading.